Exhibit (a)(2)

<<Date>>

Dear Financial Representative:

In keeping with SEC regulations, we are writing to inform you of an unsolicited mini-tender offer for shares of Wells Real Estate Investment Trust II, Inc. (Wells REIT II) and the Board of Directors’ response. Because these are mini-tender offers, Wells REIT II is not required to notify stockholders of the offers by mail.

On February 4, 2010, a mini-tender offer was filed by MacKenzie Patterson Fuller, LP and several subsidiaries to purchase up to 400,000 shares of Wells REIT II at a price of $4 per share. The offer will expire March 5, 2010.

A separate mini-tender offer was advertised on February 1, 2010, by REITCO LLC to purchase shares of Wells REIT II at a price of $4.25 per share, less administrative fees of $100 per investor. The mini-tender offer from REITCO LLC was not filed with the SEC.

On February XX, 2010, the Wells REIT II Board of Directors filed a Schedule 14D-9 in response. The Board has carefully evaluated the terms of the offer and unanimously recommends that stockholders reject it and not tender their shares. The Board of Directors believes that the Company’s net asset value per share is considerably above the two offer prices. You should be aware that Wells REIT II is not in any way affiliated with McKenzie Patterson Fuller or REITCO, and we believe these offers are not in the best interest of stockholders. Please click on the links below to access these documents.

[Schedule 14D-9]

Again, neither of these mini-tender offers have been mailed to stockholders. However, when a tender offer is required to be mailed to investors, Wells REIT II protects investor information by mailing tender offer materials on behalf of the company issuing the tender offer.

Should you have any questions about this matter, please call a Client Services Specialist toll-free at 800-557-4830 or send an e-mail to client.services@wellsref.com.

Sincerely,

/s/ Krister Romeyn
Krister Romeyn
Vice President, Client Services Wells Capital, Inc.

B/D and RIA Use Only – Not For Distribution To Clients

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Wells Capital, Inc. is affiliated with Wells Real Estate Funds, Inc. and Wells Investment Securities, Inc.

— Distributor — Member FINRA/SIPC.

B/D and RIA Use Only – Not For Distribution To Clients

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